                                                                   EXHIBIT 99(a)

                                  RISK FACTORS

         You should carefully consider the risk factors described below as well as the other information in our SEC filings before making an investment in REX common stock.

We face significant competition from other retailers many of whom have greater financial resources.

         We face significant competition from a diverse group of retailers. Our competitors include national and regional large format merchandisers and superstores such as Best Buy Co., Inc. and Circuit City Stores, Inc., other specialty electronics retailers including RadioShack, the retail operating format of Tandy Corporation, department and discount stores such as Sears, Roebuck and Co. and Wal-Mart Stores, Inc., furniture stores, warehouse clubs and home improvement retailers. In addition, we compete with small chains and specialty single-store operators in some markets, as well as Sears' dealer-operated units. We also face additional competition from Internet and store-based retailers who sell consumer electronics and home appliance products online. Some of our competitors have greater financial resources than us, which may increase their ability to purchase inventory at a lower cost, better withstand economic downturns or engage in aggressive price competition.

         We expect competition within the consumer electronics/appliance retailing industry to increase. National merchandisers are expanding their geographic markets and entering markets traditionally served by us. In the event that competitors enter markets we serve, we may experience pricing pressures, reduced gross margins and declines in same store sales.

We may be unable to execute a new store expansion program and cannot assure you that our newly opened stores will be profitable.

         Our success depends, in part, on our ability to open and operate new stores profitably. Several factors could affect our ability to execute a store expansion program or could adversely impact new store sales and profitability. These factors include:

         o identifying new geographic markets in which we can successfully compete;

         o identifying and acquiring or leasing suitable new store sites at an acceptable cost;

         o obtaining governmental and other third-party consents, permits and licenses needed to operate new stores;

         o securing favorable economic terms for newspaper, television and radio advertising;

         o hiring, promoting and training qualified personnel, including new store managers;

         o   integrating new stores into our existing operations;

         o adapting our existing information systems and distribution infrastructure to a growing number of stores; and

         o   having adequate financial resources available to us.

         Although we believe that we have the management, operational and information systems, distribution infrastructure and other resources required to implement a store expansion program, we may not be able to do so within expected time frames, if at all. To execute a store expansion program, we may need to expend significant effort and additional managerial and financial resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing and distribution systems and employee training programs.

A decline in economic conditions could lead to reduced consumer demand for the products we sell.

         Demand for consumer electronics and home appliance products is dependent upon various economic factors outside of our control. These factors include:

         o   general economic conditions;

         o   consumer confidence;

         o   consumer spending patterns and preferences; and

         o   new housing starts.

         A slowdown in the national or regional economies or an uncertain economic outlook could adversely affect discretionary consumer spending habits and negatively impact our sales and operating results.

If new products are not introduced or consumers do not accept new products our sales may decline.

         We rely upon the periodic introduction of new products to help stimulate consumer demand. The lack of new products could reduce consumer interest and lower our sales.

         In addition, many products which incorporate the newest technologies, such as high definition television, are subject to technological and pricing limitations and may not achieve widespread or rapid consumer acceptance in the markets we serve. If these new products do not meet with widespread or rapid market acceptance, our results of operations may be impaired.

         Furthermore, the introduction or expected introduction of new products may depress sales of existing products and technologies.

If we do not adequately anticipate and respond to changing consumer demand and preferences our results of operations may be impaired.

         Our success depends, in part, on our ability to anticipate and respond in a timely manner to changing consumer demand and preferences regarding consumer electronics and home appliances. Our failure to adequately anticipate and respond to these changes could have a material adverse effect on our business, results of operation and financial condition either from lost sales or lower margins due to the need to mark down excess inventory.

Our opportunistic product buying strategy could negatively impact our sales and gross margins.

         We frequently purchase large quantities of merchandise on an opportunistic or when-available basis at favorable prices. Our inability to find suitable opportunistic product buying opportunities could negatively impact our sales and gross margins.

         Products purchased on an opportunistic basis generally are held in inventory longer than our other products. This can result in increased inventory levels and lower inventory turnover, which increase our working capital requirements and inventory carrying costs. Increased inventory levels and lower turnover rates also increase the risk of inventory mark-downs.

The loss of tax credits and investment income resulting from our investment in synthetic fuel limited partnerships could significantly increase our effective tax rate and reduce our net income.

         Our net income for fiscal 2000 and 2001 was positively impacted by our equity investment in two limited partnerships which own facilities producing solid synthetic fuel. As a result of our share of the federal income tax credits earned by the partnerships under Section 29 of the Internal Revenue Code, our effective tax rate for fiscal 2000 and 2001 was reduced to 25.0% and 24.8%, respectively, versus 39.5% prior to our investment. In addition to reducing our tax rate, we have sold our interest in one of the limited partnerships and reported investment income from the sale of $10.4 million and $15.7 million for fiscal 2000 and 2001, respectively, based on the tax credits attributable to the interest sold. Loss of these tax credits could significantly increase our effective tax rate and reduce our net income.

         The limited partnerships earn tax credits based upon the tonnage and content of solid synthetic fuel sold to unrelated parties. As production and sales levels change, so will the amount of tax credits available to us. This could result in fluctuations in our effective tax rate and net income.

         Under current law, credits under Section 29 are available for qualified fuels sold before January 1, 2008. The tax credits begin to phase out if the reference price of a barrel of oil exceeds certain levels adjusted annually for inflation. The 2001 phase-out started at $49.16 per barrel. Significant increases in oil prices could result in reduction or loss of the tax credits.

The loss of the services of our Chief Executive Officer, our President or our other key employees could jeopardize our ability to maintain our competitive position.

         We believe that our success depends on the continued service of our key executive management personnel. Loss of the services of Stuart Rose, our Chairman and Chief Executive Officer, Lawrence Tomchin, our President and Chief Operating Officer, or other key employees could jeopardize our ability to maintain our competitive position in the industry. We have entered into employment agreements with Mr. Rose and Mr. Tomchin which run through December 31, 2005, but we do not have employment agreements with any other members of our executive management team.

Fluctuations in our comparable store sales may cause the price of our common stock to fluctuate substantially.

         A number of factors have historically affected and will continue to affect our comparable store sales, including the following:

         o   competition;

         o   national and regional economic conditions;

         o   consumer trends;

         o   new product introductions;

         o weather conditions which can impact store traffic as well as sales of seasonal products such as air conditioners;

         o   changes in our product mix;

         o   duration of the holiday selling season; and

         o   timing of promotional events.

         Comparable store sales are often followed closely by the investment community and significant fluctuations in these results could cause the price of our common stock to fluctuate substantially.

Our quarterly operating results are subject to seasonality.

         Our business is seasonal. Our net sales and net income historically have been highest in our fourth fiscal quarter, which includes the Christmas selling season. The fourth quarter accounted for approximately 34% and 33% of our net sales, 47% and 58% of our income from operations, and 46% and 49% of our net income in fiscal 2000 and 2001, respectively. Our annual financial results would be adversely impacted if our sales were to fall substantially below what we normally expect during this period.

We depend on our suppliers for products and our business could be adversely affected if we do not maintain relationships with our key vendors.

         Our success depends to a significant degree upon our suppliers of consumer electronics and home appliance products. We do not have any long-term supply agreements or exclusive arrangements with vendors. We typically order merchandise by issuing individual purchase orders to vendors. We rely significantly on a few suppliers. Our nine largest suppliers accounted for approximately 70% of our purchases during fiscal 2001. The loss of any of these key vendors, our failure to establish and maintain relationships with our vendors, or any prolonged disruptions in product supply, could have a material adverse impact on our business.

We may incur higher costs or decreased sales and gross margins because we purchase imported products.

         A significant portion of our inventory is manufactured outside the United States. Changes in trade regulations, currency fluctuations or other factors may increase the cost of items manufactured outside the United States or create shortages of those items. We purchase all of our products in U.S. dollars. Significant reductions in the cost of such items in U.S. dollars may cause a significant reduction in retail price levels of those products, which could adversely effect our sales and gross margins.

Our management, including our principal shareholder, owns a significant portion of our common stock and will be able to exercise significant influence over our affairs.

         As of April 17, 2002, Stuart Rose, our Chairman and Chief Executive Officer, owned approximately 15.1% of our outstanding common stock and held exercisable options to acquire an additional 1,643,000 shares. In addition, our directors and executive officers as a group owned approximately 18.1% of our common stock as of April 17, 2002 and held exercisable options to acquire an additional 2,657,311 shares. As a result of this share ownership, our management, and in particular

Mr. Rose, will be able to exert significant influence on corporate action requiring shareholder approval, including the election of directors. This share ownership could delay or prevent a change in control. It could also prevent our shareholders from realizing a premium over the market price for their common stock or effecting a change in management.

We do not anticipate paying cash dividends on our common stock in the foreseeable future.

         We have not paid cash dividends on our common stock in prior years. We currently intend to retain all of our earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Our revolving credit agreement limits and potentially prohibits the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in our Annual Report on Form 10-K for a description of the revolving credit agreement.

The substantial number of shares that are eligible for public sale may adversely affect our stock price.

         As of April 17, 2002, there were 12,453,088 shares of our common stock outstanding. Of these outstanding shares, 10,199,395 shares are freely tradable without restriction or registration under the Securities Act. The remaining 2,253,693 shares are currently eligible for public sale under Rule 144 of the Securities Act.

         As of April 17, 2002, 6,854,210 shares of common stock were issuable pursuant to options granted under our stock option plans. Of these option shares, 3,573,003 shares are currently exercisable. All shares issuable under our stock option plans have been registered under the Securities Act.

         Sales of substantial amounts of common stock in the public market, including shares issued upon the exercise of stock options, or the perception that such sales could occur, could adversely impact the market price for our common stock.

Our stock price may fluctuate significantly and you could lose a significant part of your investment as a result.

         The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors. The stock market has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market factors may have a material adverse effect on our stock price, regardless of our actual operating performance.